UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AlTi Global, Inc.

(Name of Subject Company (Issuer))

AlTi Global, Inc.

(Name of Filing Persons (Issuer))

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

02157E114

(CUSIP Number of Class of Securities)

Michael Tiedemann

Chief Executive Officer

AlTi Global, Inc.

520 Madison Avenue, 21st Floor

New York, New York 10022

(212) 396-5904

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Samantha M. Kirby, Esq. Jeffrey A. Letalien, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Colleen Graham Global General Counsel AlTi Global, Inc. 520 Madison Avenue, 21st Floor New York, New York 10022 (212) 396-5904

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by AlTi Global, Inc.(the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.25 shares of Class A Common Stock, par value $0.0001 per share, of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 5, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend (the “Warrant Amendment”) that certain Amended and Restated Warrant Agreement, dated as of January 3, 2023 (the “Warrant Agreement”), by and between the Company (f/k/a Cartesian Growth Corporation, a Cayman Islands exempted company (“Cartesian”) before our business combination (the “Business Combination”)) and Continental Stock Transfer & Trust Company, as warrant agent that governs all of the Warrants to modify the terms of the Warrants such that: (i) the Warrants may be exchanged, at the Company’s discretion, for shares of Class A Common Stock without payment by the holder of the exercise price and (ii) in the event that the Company elects to exchange all of the outstanding Warrants, the Exercise Period (as such term is used in the Warrant Agreement) expires after the Adjusted Expiration Date (as such term is used in the Warrant Amendment). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants, the vote or written consent of at least 65% of the number of the then outstanding Private Placement Warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to each of (i) the adoption of the Consent Solicitation and (ii) the Company’s obligation to accept for exchange Warrants for shares of Class A Common Stock in the Offer, is the receipt of the consent of holders of at least 65% of the outstanding Public Warrants and 65% of the outstanding Private Placement Warrants. Holders of Warrants may not tender their Warrants without consenting to the Warrant Amendment.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The name of the issuer is AlTi Global, Inc.The Company’s principal executive offices are located at 520 Madison Avenue, 21st Floor, New York, New York 10022, and its telephone number at such offices is (212) 396-5904.

(b)	Securities. The subject securities include:

(i)

publicly traded warrants to purchase Class A Common Stock that were issued in connection with our Business Combination between us and Cartesian completed on January 3, 2023, which entitle such warrant holders to purchase one share of the Company’s Class A Common Stock at an exercise price of $11.50, subject to adjustment, referred to as the “Public Warrants,” and

(ii)

privately issued warrants to purchase Class A Common Stock that were issued to CGC Sponsor LLC, the sponsor of Cartesian’s initial public offering (“IPO”), or one or more affiliates thereof (the “Sponsor”) as consideration in connection with Cartesian’s IPO based on an exemption from registration under the Securities Act of 1933, as amended and the warrants that were subsequently acquired in connection with the Business Combination by the equityholders of Tiedemann Wealth Management Holdings, LLC (including its subsidiaries and predecessor entities where applicable), TIG GP and TIG MGMT (including their predecessor entities where applicable), and Alvarium Investments Limited, referred to as the “Private Warrants.” Prior to the commencement of the Offer, the Sponsor offered to exchange the Private Warrants held thereby for options granted by the Sponsor to certain institutional investors in the private placement that was completed concurrently with our Business Combination (the “Private Exchange”). The Private Exchange is expected to be completed prior to the completion of the Offer. The Private Warrants entitle the holders to purchase one share of the Company’s Class A Common Stock at an exercise price of $11.50, subject to adjustment. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis and are not redeemable by us, in each case so long as they are still held by certain of our sponsors or a permitted transferee.

The Public Warrants and the Private Warrants are referred to collectively as the “Warrants.” As of April 25, 2023, there were an aggregate of 10,992,453 Public Warrants and 8,899,934 Private Warrants outstanding.

(c)

Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary—The Offer and Consent Solicitation - Market Price of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of April 28, 2023 are listed in the table below.

Name	Position
Michael Tiedemann	Chief Executive Officer and Director
Christine Zhao	Chief Financial Officer
Kevin Moran	Chief Operating Officer
Alison Trauttmansdorff	Chief Human Resources Officer
Laurie Birrittella (Jelenek)	Chief People Officer
Jed Emerson	Chief Impact Officer
Colleen Graham	Global General Counsel
Ali Bouzarif	Director
Nancy Curtin	Director
Kevin T. Kabat	Director
Timothy Keaney	Director
Judy Lee	Director
Spiros Maliagros	Director
Hazel McNeilage	Director
Craig Smith	Director
Tracey Brophy Warson	Director
Peter Yu	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)

Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation” and “Description of Securities,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) other than the previously disclosed intention of Hazel McNeilage not to stand for re-election the Company’s 2023 Annual Meeting of Stockholders and the Board’s search for a replacement therefor, any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) other than with respect to the Warrants, any class of equity securities of the Company to be delisted from the Nasdaq Capital Market; (7) other than with respect to the Warrants, any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Certificate of Incorporation and Bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)

Securities Transactions. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Transactions and Agreements Concerning Our Securities - Securities Transactions,” is incorporated by reference herein. Except for the commencement of the Private Exchange, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)

Financial Information. The financial information included as Item 8 in the Company’s 2022 Annual Report on Form 10-K, filed with the SEC on April 17, 2023, and its Current Report on Form 8-K filed on January 9, 2023, as amended on April 18, 2023, as well as the financial statements and other financial information contained in the Prospectus/Offer to Exchange, is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)

Pro Forma Information. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated by reference herein.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(2)

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(6)	Not applicable.

Item 12. Exhibits.

(a)	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 5, 2023).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, dated May 5, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on May 5, 2023).

(b)	Not applicable

(d)(i)	Amended and Restated Business Combination Agreement, dated October 25, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed October 26, 2022).

(d)(ii)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(iii)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(iv)	Amended and Restated Warrant Agreement, dated January 3, 2023, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(v)	Form of Indemnification Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(vi)	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 9, 2023)

(d)(vii)	2023 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(viii)	2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(ix)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed September 23, 2021).

(d)(x)	Form of Amendment to Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed October 26, 2022).

(d)(xi)	Registration Rights and Lock-Up Agreement, dated as of January 3, 2023, between the Company and the Holders (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xii)	Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed September 23, 2021).

(d)(xiii)	Form of Amendment to Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed October 26, 2022).

(d)(xiv)	Form of Shareholder IRA (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-4 filed February 11, 2022).

(d)(xv)	Form of Voting IRA (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 filed February 11, 2022).

(d)(xvi)	Tax Receivable Agreement, dated as of January 3, 2023, between the Company and the TWMH Members, the TIG GP Members and the TIG MGMT Members (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xvii)	Credit Agreement, dated as of January 3, 2023, between the Company, BMO Harris Bank N.A., the guarantors from time to time party thereto and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xviii)	Executive Employment and Restrictive Covenant Agreement, dated as of January 3, 2023, among the Company, TIG Advisors, LLC and Kevin Moran (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xix)	Amended and Restated Tiedemann Employment Agreement, dated as of January 3, 2023, by and between the Registrant and Michael Tiedemann (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed January 9, 2023).

(d)(xx)	Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed January 27, 2023).

(d)(xxi)	Alvarium Exchange Agreement, dated as of September 19, 2021 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-4 filed September 27, 2022).

(d)(xxii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 5, 2023).

(d)(xxiii)	Tender and Support Agreement, dated as of May 4, 2023, by and between the Company and Supporting Stockholders (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 5, 2023).

(g)	Not applicable

(h)	Tax Opinion of Goodwin Procter LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 5, 2023).

(b)	Filing Fee Table.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AlTi Global, Inc.

By:	/s/ Michael Tiedemann
Michael Tiedemann
Chief Executive Officer and Director

Dated: May 5, 2023